

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Kurt Barton
Chief Financial Officer and Treasurer
Tractor Supply Company
5401 Virginia Way
Brentwood, Tennessee 37027

      Re: Tractor Supply Company
          Form 10-K for the Fiscal Year Ended December 28, 2019
          Filed February 20, 2020
          File No. 0-23314

Dear Mr. Barton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2019

Item 11. Executive Compensation, page 73

1.   We note that earnings per diluted share is one of the metrics used in your compensation plan and that you made nearly $5.4 million in common stock repurchases in 2019. In future filings, please discuss if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your compensation plan and determined whether such targets were met.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services